UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June, 2007

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD.

( Translation of registrant’s name into English )

7-1, Marunouchi 2-chome, Chiyoda-ku,

Tokyo 100-8388, Japan

( Address of principal executive offices )

[ Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F. ]

Form 20-F       X            Form 40-F

[ Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2( b ) under the Securities Exchange Act of 1934. ]

Yes                      No      X

This report on Form 6-K is hereby incorporated by reference into the prospectus constituting part of the registration statement on Form F-3 of The Bank of Tokyo-Mitsubishi UFJ, Ltd. (No. 333-11072.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD.

Date: June 11, 2007	By	/s/ Junichiro Otsuda
Junichiro Otsuda
Chief Manager
Corporate Administration Division

The Bank of Tokyo-Mitsubishi UFJ, Ltd.

Regarding Administrative Actions from the Financial Services Agency

Tokyo June 11, 2007—Today The Bank of Tokyo-Mitsubishi UFJ, Ltd. (“BTMU”) received from the Financial Services Agency (“FSA”) administrative orders (business improvement orders) based on Article 26-1 of Japan’s Banking Law (“Actions”) in respect of its overseas business and its domestic investment trust sales and related business. We take these Actions, which follow the other orders we received, and the underlying issues which they address very seriously. We would like to apologize to our customers and stakeholders for the serious inconvenience and concern that we may have caused.

We are required by the Actions to make improvements in respect of our compliance structure and related internal control functions in our overseas business and our domestic investment trust sales and related business.

Since last year, we have been working to strengthen our compliance structure and the related internal control functions to address the issues in our overseas business and our domestic investment trust sales and related business. In March 2007, in response to the issues in compliance management at one of our corporate business offices with respect to inappropriate transactions with certain customers who were deemed to have inappropriate characteristics, we developed a business improvement plan aiming to improve, and strengthen our compliance structure and related internal control functions. We are currently working to implement the specific measures outlined in the plan.

We are not only implementing the measures to develop and strengthen our compliance structure and the related internal control functions, but, in the Actions, we are also required to further ensure sound and appropriate business practices for our overseas business, establish a customer-oriented sales organization, and comprehensively strengthen our compliance structure and internal control functions as appropriate for a bank engaging in overseas business.

Consequently, we will further review our relevant functions and develop a business improvement plan that incorporates specific measures to further increase their effectiveness. Subsequently we will exercise appropriate oversight in our business management/compliance/internal control functions, collaborating with Mitsubishi UFJ Financial Group (“MUFG”) as our holding company, and make continuing efforts to improve and enhance these functions.

I.	Administrative action in respect of overseas business

1.	Summary of the Action

One of the Actions from the FSA requires us to develop and strengthen our business management and compliance functions from the perspectives outlined below, in order to ensure sound and appropriate business management practices in our overseas business.

(1)	Clarifying management principles to establish an appropriate compliance function in our overseas business.

(2)	Developing appropriate compliance culture among executives and employees including those recruited overseas.

(3)	Developing and strengthening unified, proactive management and oversight functions by the BTMU head office with respect to managing our overseas offices. Those include analysis and assessment of important issues by the BTMU head office, and promptly and appropriately communicating and sharing information with related departments.

(4)	Developing internal policies, procedures, and manuals that accurately reflect local laws and regulations applied to our overseas business offices, and ensuring compliance with them by our executives and employees. Those include strengthening a framework to promptly and appropriately gather information pertaining to changes in local laws and regulations and business management standards required by local supervisory authorities.

(5)	Ensuring appropriate allocation of human resources in response to required business duties and effective training and education for our executives and employees.

(6)	Developing and strengthening effective internal auditing functions in respect of the overseas business.

(7)	Strengthening unified functions for overseas business by MUFG.

(8)	Clarifying the responsibilities of executives and employees that caused the issues referred to below.

2.	Outline of the underlying issues

(1)	Local supervisory authorities found that certain of our overseas offices were not in compliance with local laws and regulations and the internal control functions of those offices were insufficient.

(2)	In particular, as we reported in December 2006, our New York Branch and one of our U.S. trust bank subsidiaries were found by the U.S. supervisory authorities to have serious shortcomings in respect of their anti-money laundering systems, and, entered into enforcement actions related to those shortcomings Even though MUFG and BTMU were aware that another U.S. banking subsidiary had received a similar action because of an inappropriate anti-money laundering function in 2004 and that the U.S. supervisory authorities were raising their standards with regard to the prevention of money laundering, they gave a higher priority to the preparatory work for the integration between the former Bank of Tokyo-Mitsubishi and the former UFJ Bank as compared to the prevention of money laundering. Furthermore, despite the fact that an audit division in the U.S. suggested that a high priority should be placed on enhancing our processes for preventing money laundering, sufficient measures to address those audit findings were not taken.

(3)	At several overseas offices, employees engaged in transactions that violated BTMU internal policies and procedures and credit transactions that violated internal policies and procedures. In some cases, applications that contained incorrect descriptions of underlying transactions were submitted and, in some instances, forged documents were used. The departments that had approval authority gave their approval for those transactions without fully checking them.

(4)	At the Shanghai Branch, a locally hired employee abused approval authority and accepted bribes in October 2005. That employee was arrested by the local authorities in June 2006. The Branch lacked a function appropriately preventing those misconducts including acceptance of bribes.

(5)	In addition, at several overseas offices, embezzlement and fraudulent withdrawals of bank funds by locally hired employees were found to have occurred due, in part, to inappropriate internal control functions, including insufficiently developed internal polices and procedures and a lack of thorough application of compliance with regulations by employees.

3.	Our assessment and recognition

We recognize that insufficient understanding of local laws and regulations applicable to our overseas offices, a lack of prior consulting with local regulators, and a failure to properly maintain policies, procedures, and manuals led to an inappropriate compliance function and the related framework at our overseas offices, combined with insufficient provision of necessary guidance by the BTMU head office for those offices. We also recognize that compromises in compliance with internal operations and administration policies and procedures in the internal control function contributed to inappropriate activity by both expatriate and locally hired employees.

We recognize that risk analysis and evaluation of conducting business that complies with laws and regulations applicable to our overseas offices was not sufficient, and that necessary review and strengthening of compliance structure and internal control functions based on such analysis and evaluation was not promptly and appropriately done in a unified manner, and that management resources necessary for reviewing and strengthening the relevant functions were not sufficiently deployed and resulted in a weakening of the compliance structure and internal control functions.

4.	Developing a business improvement plan

To prevent similar issues from occurring, we, the BTMU head office, the overseas offices of BTMU, and MUFG, will further strengthen the compliance structure and internal control functions for overseas business, and develop specific measures that further improve the effectiveness of these functions. In particular, we will develop internal policies, procedures, and manuals that appropriately reflect the local laws and regulations applicable to overseas offices, ensure compliance with them by executives and employees, and develop and strengthen unified, proactive management and oversight functions by the BTMU head office.

5.	Clarifying responsibility

We will clarify responsibility through an internal disciplinary process by applying appropriate internal procedures. The details of such action will be announced after the development of the business improvement plan.

II.	Administrative action in respect of investment trust sales and related business

1.	Summary of the Action

In transactions involving marketable and other securities and related products including investment trust, one of the Actions requires us to develop and strengthen our compliance structure and internal control functions from the perspectives outlined below, in order to ensure sound and appropriate business management based on the perspective of the protection of our customers’ best interests.

(1)	Establishing customer-interest-focused sales practices and clarifying management principles for establishing an appropriate compliance function.

(2)	Developing business promotion practices that ensure the customer-interest-focused sales practices and compliance with applicable laws and regulations.

(3)	Ensuring a reasonably accountable explanation of risks associated with products to customers at marketing offices.

(4)	Establishing an appropriate compliance function through strengthening check-and-balance functions between marketing offices and related head office departments

(5)	Verifying the appropriateness of various policies, procedures, and manuals that ensure customer-interest-oriented sales practices.

(6)	Clarifying the responsibilities of executives and employees that gave rise to these issues.

2.	Outline of the underlying issues

(1)	There were two types of cases pertaining to investment trust sales business in which customers incurred losses resulting from administrative mistakes due to errors or omissions on the part of BTMU, including failing to execute customers’ orders timely and properly:

•

There were some cases where employees repeatedly apologized to customers and asked them to accept the existing transactions. In those cases, once the customers accepted the existing transactions, the employees considered the matters to be closed, failing to disclose to the customers that corrective measures could have been taken for restitution and that compensation for damages could have been paid.

•

There were some cases where restitution and compensation for damages were paid in response to customers’ claims for restitution and compensation after the employees had once considered matters to be closed.

Such inconsistent and unfair treatment frequently occurred, both before and after the inception of MUFG, particularly more at the marketing offices of the former Bank of Tokyo-Mitsubishi.

(2)	The following issues were found as reasons for the occurrence of such cases

•	At the time of the integration, operating-level decisions were made to adopt the rules of the former Bank of Tokyo-Mitsubishi without giving appropriate consideration to past examination findings.

•

At the marketing offices and the related head office departments of the former Bank of Tokyo-Mitsubishi, the employees perceived that matters could be concluded by apologizing to customers and gaining their acceptance. In our internal performance evaluation formula for the marketing offices, administrative mistakes related to the securities business were counted as deductions based on the amount of losses and the number of cases, which, as a result, induced certain marketing offices to apologize and seek the acceptance of customers in order to avoid deductions in their performance evaluations arising from restitution and compensation

•

The operations management divisions at the BTMU head office overlooked the fact that customers were being treated unevenly and unfairly depending on marketing offices, while the compliance-related divisions failed to monitor those activities. The scope of the audit by the audit division did not include the assessment of the appropriateness of customer treatments at marketing offices in administrative mistakes of securities operations.

(3)	Management failed to fully recognize such matters as the frequent occurrence of inappropriate events in operations and the inadequacy of functions at the head office. In addition, management overlooked that there was insufficient discussion at the operational level with regard to consideration of rules and regulations at the time of the integration.

3.	Our assessment and recognition

In our investment trust sales operations, we recognize that there were significant shortcomings with respect to the internal control functions, including business practices that were contrary to the appropriate treatment of customers. Further, we recognize that BTMU failed to adopt the specific procedures of the former UFJ Bank, which had been previously introduced to prevent similar incidents related to restitution and compensation in its investment trust sales, that certain marketing offices gave a higher priority on business promotion over appropriate customer treatment, that related head office divisions failed to pay appropriate attention and lacked relevant functions to address the issues, and that management lacked appropriate involvement in and recognition of the issues in question. We recognize that we had significant shortcomings with respect to the overall management control, internal control, and compliance functions.

In December 2006, we reinvestigated the cases of administrative mistakes in investment trust sales operations and discovered that 99 cases remained unresolved without appropriate restitution of customer losses, which totaled approximately ¥2.42 million. By March 2007 we had contacted each of the affected customers and addressed each case appropriately through restitution or other measures.

4.	Establishing a business improvement plan

In order to prevent similar issues from occurring, it is critical that management, head office-related divisions, and marketing offices respectively renew and improve their recognition of the importance of serving the interests of customers. Based on that recognition, we intend to establish effective measures to ensure customer-oriented sales practices, not only in our investment trust sales business but also in our overall marketing activities. In particular, in order to establish the customer-interest-oriented sales practices, we will review and construct a business promotion framework to ensure those practices by revisiting our approach and practices for explaining products and services to customers, and will check appropriateness of our related policies, procedures, and manuals for the staff, strengthen mutual check-and-balance capabilities between marketing offices and related head office divisions, and enhance our compliance function.

5.	Clarifying responsibility

We will clarify responsibility through an internal disciplinary process by applying appropriate internal procedures. The details of such action will be announced after the development of the business improvement plan.

* * *

Contact:

The Bank of Tokyo-Mitsubishi UFJ, Ltd.

Public Relations Division

Tel: 81-3-3240-2950